RNR SECURITIES, LLC

Exemption Report
Year Ended December 31, 2015

We, as members of management of RNR Securities, LLC ("RNR") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of RNR's compliance with the requirements of 17 C.F.R. §§240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of RNR:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i).

(2) We met the identified exemption provisions throughout the most recent calendar year ended December 31, 2015 without exception.

RNR is exempt from the provisions of 17 C.F.R. §24015c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule), as RNR is an introducing broker or dealer whose business is limited to the sale of mutual funds, variable annuities, insurance products and REITs, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

William V. Romeo, Pres.

William V. Romeo, President